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                              January 18, 2023

       Herman Billung
       Chief Executive Officer
       Himalaya Shipping Ltd.
       S.E. Pearman Building, 2nd floor
       9 Par-la-Ville Road
       Hamilton HM 11, Bermuda

                                                        Re: Himalaya Shipping
Ltd.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted December
22, 2022
                                                            CIK No. 0001959455

       Dear Herman Billung:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Market and Industry Data, page iv

   1. We note your disclosure in this section that the discussion contained under the heading
                                                           Industry Overview
has been provided by Clarksons which has confirmed to you that it believes it accurately
describes the dry bulk shipping market, and your disclosure that the statistical and
graphical information you use in this prospectus has been compiled by
                                                        Clarksons. Please
revise to clarify the information in your prospectus that has been provided by Clarksons.
For example, it does not appear that you have included a section with the heading
Industry Overview.    In addition, we note that it does not appear from
                                                        your exhibit index that
you intend to file a consent from Clarksons. Please advise.
 Herman Billung
FirstName  LastNameHerman Billung
Himalaya Shipping Ltd.
Comapany
January 18,NameHimalaya
            2023        Shipping Ltd.
January
Page 2 18, 2023 Page 2
FirstName LastName
Summary, page 1

2. We note your disclosure that you will focus on returning the maximum capital to the
         shareholders in the form of a    high    dividend yield payout. Please
revise to clarify such
         plans.
3. Please balance your disclosure in this section regarding the dual fuel LNG technology on your vessels with your disclosure on page 23 that LNG is not currently economical to use for dual fuel vessels.
Risk Factors
Our bye-laws restrict shareholders from bringing legal action against our officers and directors, page 40

4. We note your disclosure that subject to Section 14 of the Securities Act, which renders void any purported waiver of the provisions of the Securities Act, your bye-laws contain a broad waiver by your shareholders of any claim or right of action, both individually and on your behalf, against any of your officers or directors. We also note your related disclosure on page 92. Please tell us whether the waiver applies to claims under the U.S.
         federal securities laws. We may have additional comments.
Dividends and Dividend Policy, page 44

5. Please disclose whether your dividend policy will be reflected in any written policy.
Financing Arrangements, page 54

6. Please disclose all material terms of the sale and leaseback agreements. For example,
         please describe the    hell or high water terms    referenced on page
55, and the bareboat
         charter hire rates payable under the agreements.
Business
Management of Our Business, page 63

7. We note you reference several agreements throughout the filing including the Supervision
         Agreement, the Management Agreement, the Corporate Services Agreement and the
         Corporate Support Agreement, in addition to the technical management agreements with
         Wilhemsen and OMS. Please revise to disclose the historical amounts paid under the agreements (if applicable), and the amounts contracted to be paid in future periods.
Certain Relationships and Related Party Transactions
Drew Holdings Revolving Credit Facility, page 86

8. We note your disclosure on page 86 that the Drew Holdings unsecured revolving credit facility bears an interest rate of LIBOR for the applicable interest period under the facility, plus a margin of 8% p.a. We also note your disclosure on page F-10 regarding the impact
 Herman Billung
Himalaya Shipping Ltd.
January 18, 2023
Page 3
         of reference rate reforms on any draw-down on the revolving credit facility, and the company's expectations to agree to alternative reference rates. Please provide such information in your discussion of the credit facility provided on page 86.
Financial Statements
General, page F-1

9. Please update your filing to include financial statements and related disclosures to comply with Form F-1 Item 4(a), applicable via Form 20-F Items 8.A.4 and 8.A.5 and related Item
         Instructions.
Financial Statements
Note 13 - Subsequent Events, page F-14
Time Charter Contracts, page F-15

10. We note you disclosed that during 2022, you entered into six index-linked time charters and one fixed time charter for the first seven newbuildings to be delivered from New
         Times Shipyard.

         As part of your updated 2022 financial statements and related disclosures in your next filing, please add discussions of your various charter types and the salient terms of the charters you have entered into including charter lengths, charter timing, estimated revenues and costs and the nature and extent of any uncertainties associated with the charter contracts.

         Please further consider including disclosure under significant accounting policies describing your policies for charter revenue and cost recognition, including nature of your various charter types, nature of costs born by you versus by the customers or others, and how your various charter types affect your revenue and cost recognition.
Exhibits

11. We note you signed the agreement to transfer the sale leaseback arrangement for newbuildings 7-8 from CCBFL to Jiangsu Financial Leasing. Please provide this agreement to transfer as an exhibit.
12. Please file all agreements required by Item 601(b)(10) of Regulation S-K. Refer to Item 8
       of Form F-1. For example, please file the following agreements: the ship management agreements with Wilhemsen and OMS, the Supervision Agreement, the Management
       Agreement, the Corporate Services Agreement, the Corporate Support Agreement, and
       your charter agreements. In addition, please file the registration rights agreement
FirstName LastNameHerman Billung
       referenced on page 36, and the equity incentive plan described on page
83. In the
Comapany    NameHimalaya
       alternative,          Shipping
                    please provide yourLtd.
                                        analysis as to why such agreements are
not required to be
Januaryfiled.
         18, 2023 Page 3
FirstName LastName
 Herman Billung
FirstName  LastNameHerman Billung
Himalaya Shipping Ltd.
Comapany
January 18,NameHimalaya
            2023        Shipping Ltd.
January
Page 4 18, 2023 Page 4
FirstName LastName
General

13. We note your disclosure regarding agreements with Chinese counterparties, and disclosure regarding the anticipated trade routes for your vessels. Please tell us whether the majority of your operations will be in China.
14. Please provide us with supplemental copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
         Securities Act, whether or not you retained, or intend to retain, copies of those communications.
       You may contact Lily Dang, Staff Accountant at 202-551-3867 or Mark Wojciechowski,
Staff Accountant at 202-551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell, Staff Attorney at 202-551-5351 or Laura Nicholson, Special Counsel at 202-551-3584 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Energy
& Transportation
cc:      James McDonald